Securities and Exchange Commission,
                             Washington, D.C. 20549

                                 Schedule 14D-1
                             Tender Offer Statement
                                (Amendment No. 2)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                      and
                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            FIRST BANKS AMERICA, INC.
                            -------------------------
                            (Name of Subject Company)

                                FIRST BANKS, INC.
                                -----------------
                                    (Bidder)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   31928N-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)


                  Allen H. Blake
             Chief Operating Officer                          Copies to:
                First Banks, Inc.
              11901 Olive Boulevard                         John S. Daniels
           Creve Coeur, Missouri 63141                      Attorney at Law
                  (314) 692-6317                        7502 Greenville Avenue
                  --------------                               Suite 500
       (Name, Address and Telephone Number                Dallas, Texas 75231
     of Person Authorized to Receive Notices                 (214) 890-4002
    and Communications on Behalf of Person(s)
                 Filing Statement)

                            Calculation of Filing Fee

             Transaction Valuation*                      Amount of Filing Fee

                 $8,400,000.00                                $1,680.00
*Calculated solely for the purpose of determining the filing fee, based on the purchase of 400,000 shares of common stock at a price of $21.00 per share.

[ X ] Check box if any part of the fee if offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,680.00
Form or Registration No:   First Banks, Inc.
Filing Party:              Schedule 14D-1 (File No. 5-19190)
Date Filed:                January 4, 1999

NOTE: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

SCHEDULE 13D
---------------------------------------- -------------------------------------

CUSIP NO.  31928N 10 3
---------------------------------------- -------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        FIRST BANKS, INC.

                    43-1175538
---------- -------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                  (b)   |X|

---------- -------------------------------------------------------------------

3          SEC USE ONLY


---------- -------------------------------------------------------------------

4          SOURCE OF FUNDS*

                         Not Applicable
---------- -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)

---------- --------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    MISSOURI
---------- --------------------------------------------------------------------

    NUMBER OF       7        SOLE VOTING POWER
                             2,210,581 COMMON STOCK
      SHARES                 2,500,000 CLASS B COMMON STOCK
------------------- -------- --------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- --------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER
                             2,210,581 COMMON STOCK
    REPORTING                2,500,000 CLASS B COMMON STOCK
------------------- -------- --------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,710,581 (Includes Common Stock and Class B Common Stock)
---------- --------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES*
           |_|

---------- --------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            82.3% of all voting stock
---------- --------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

                    HC, CO
---------- --------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This Amendment No. 2 amends and supplements its Tender Offer Statement on Schedule 14d-1 (the "Schedule 14D-1") originally filed on January 4, 1999, with respect to the Offeror's offer to purchase up to 400,000 shares of common stock, $.15 par value per share (the "Shares"), of First Banks America, Inc. ("FBA"), as set forth in the Offer to Purchase (as defined in the Schedule 14D-1) and the Supplement (as defined in Amendment No. 1 to the Schedule 14D-1). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Supplement, the Offer to Purchase and the Schedule 14D-1 as amended by Amendment No. 1 to the Schedule 14D-1.

         The following items of the Schedule 14D-1, as previously amended, are hereby amended and supplemented as follows:

Item 8. Additional Information.

                  The Offer expired at 5:00 p.m. New York City time on Wednesday, February 17, 1999. On February 17, 1999, the Offeror issued a press release announcing the preliminary results of the Offer; a copy of that press release is attached hereto as Exhibit (a)(13) and incorporated herein by reference.

                  On February 22, 1999, the Offeror issued a press release announcing the final results of the Offer; a copy of thereof is attached hereto as Exhibit (a)(14) and incorporated herein by reference.

                  The Offeror accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn, or a total of 314,848 Shares.

Item 11.  Material to be filed as Exhibits.

         Item 11 of the Schedule 14D-1, as previously amended, is hereby amended and supplemented by adding the following exhibits:

         (a)(13) Text of Press Release issued by the Offeror, dated February 17, 1999.

         (a)(14) Text of Press Release issued by the Offeror, dated February 22, 1999.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 1999                    FIRST BANKS, INC.



                                            /s/ James F. Dierberg
                                            ---------------------
                                                James F. Dierberg
                                                Chairman of the Board,
                                                   President and
                                                   Chief Executive Officer

                                  EXHIBIT INDEX

         (a)(13) Text of Press Release issued by the Offeror, dated February 17, 1999.

         (a((14) Text of Press Release issued by the Offeror, dated February 22, 1999.

                                                              Exhibit (a)(13)
                                First Banks, Inc.
                               St. Louis, Missouri


Contact:      Allen H. Blake
              Executive Vice President & Chief Financial Officer
              (314) 995-8700

FOR IMMEDIATE RELEASE:

                           First Banks, Inc. Announces
                         Results of Amended Tender Offer

         ST. LOUIS MO, FEBRUARY 17, 1999. First Banks, Inc. (the "Offeror") announced today that as of 5:00 p.m. New York City time, Wednesday, February 17, 1999, the amended tender offer to purchase up to 400,000 shares of the issued and outstanding common stock, par value $.15 per share, of FIRST BANKS AMERICA, INC. (NYSE: FBA) at a fixed purchase price of $21.00 per share, has expired.

         Based on a preliminary count by ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon"), the depositary for the tender offer, a total of approximately 319,000 shares of common stock were properly tendered. Of the shares tendered, 22,393 shares are to be delivered pursuant to guaranteed delivery procedures.

         The determination of the actual number of shares to be purchased through the amended tender offer is subject to final confirmation and verification of proper delivery of all shares tendered, including shares tendered subject to guarantees of delivery. The Offeror will make payment for shares tendered beginning on Friday, February 19, 1999.

         After  the  tendered  shares  are  purchased,   the  Offeror  will  own
approximately 2,215,000 shares of common stock and 2,500,000 shares of Class B common stock of First Bank America, Inc.

         Beacon Hill Partners, Inc. is the information agent for the offer. Any questions regarding the tender offer may be directed to Beacon Hill Partners, Inc. at (800) 755-5001.

                                                              Exhibit (a)(14)
                                First Banks, Inc.
                               St. Louis, Missouri


Contact:      Allen H. Blake
              Executive Vice President & Chief Financial Officer
              (314) 995-8700

FOR IMMEDIATE RELEASE:

                           First Banks, Inc. Announces
                      Final Results of Amended Tender Offer

         ST. LOUIS MO, FEBRUARY 22, 1999. First Banks, Inc. (the "Offeror") announced today the final results of the amended tender offer to purchase up to 400,000 shares of the issued and outstanding common stock, par value $.15 per share, of FIRST BANKS AMERICA, INC. (NYSE: FBA) at a fixed purchase price of $21.00 per share.

         Based on the final count by ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon"), the depositary for the tender offer, a total of 314,848 shares of common stock were properly tendered and purchased by Offeror. The Offeror began making payment for shares tendered on Friday, February 19, 1999.

         Upon purchase of the tendered shares, the Offeror now owns 2,210,581 shares of common stock and 2,500,000 shares of Class B common stock of First Banks America, Inc., or 82.3% of FBA's outstanding voting shares.

         Beacon Hill Partners, Inc. was the information agent for the offer. Any questions regarding the tender offer may be directed to Beacon Hill Partners, Inc. at (800) 755-5001, ChaseMellon at (201) 296-4860 or the Offeror.